February 21, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver’s Santa Monica Project Yields Excellent Gold and Silver Values –
Geophysical Survey to be Conducted

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that extensive float-boulder sampling on the Santa Monica Project in Durango State, Mexico, has yielded excellent values in the “Mesa de los Panuquenos” area in the northeast of the concession. These results, as well as observations during mapping, have lead to the decision to conduct an IP (Induced Polarization) geophysical survey.

Santa Monica is a joint venture between Orko Silver Corp. and Goldcorp, Inc.

The geophysical surveying company Peter Walcott & Associates has been contacted to conduct the IP survey. They currently have a crew on the adjacent ground to the east and plan to mobilize on Santa Monica following completion of their current program.

Results from the first three batches totaling 219 samples of rock float-boulders are available. For gold, 90 samples exceeded 100 ppb Au, 44 samples exceeded 200 ppb Au, 14 samples exceeded 500 ppb and 5 samples exceeded 1,000 ppb Au. The highest value was 2.820 g/t Au.

For silver, 64 samples exceeded 50 g/t Ag, 14 samples exceeded 100 g/t Ag, and 4 samples exceeded 200 g/t Ag. The highest value was 530 g/t Ag.

The gold and silver results are similar in magnitude to those collected during the surface sampling at La Preciosa.

The results for approximately 500 more surface float-boulders are pending, as well as follow-up soil survey results. A second region of interest in the northwest area of the Santa Monica concession has also been sampled.

Gary Cope, President of Orko, adds, “These initial results from Santa Monica are extremely positive and exciting. The nearby San Sebastian Mine owned by Hecla was discovered using the very same methods we are employing. Due to the high number of samples which graded over 100 ppb gold and over 50 grams silver, we are diligently working towards beginning our geophysics program as soon as possible.

This along with the rock and soil sampling should give us some very prospective drill targets. Our crew that did the float sampling on Santa Monica (Goldcorp Joint Venture) is now moving to do the same on San Juan (Silver Standard Joint Venture). Given that La Preciosa, Santa Monica, and San Juan are contiguous, it is becoming more apparent to us that we have potentially discovered a very large system of multiple veins and that exploration on a larger scale is definitely warranted.”

Highlights of Float-Boulder Analyses

The following results are the highlights of float-boulder sampling in the “Mesa de los Panuquenos” area for the first 219 samples. These are the samples where gold exceeded 500 ppb (0.500 g/t) and silver exceeded 100 g/t.

Sample Number	Gold (ppb)	Silver (g/t)	Silver-Equiv. (g/t)

15024	79	132.0	136.7
15027	500	57.4	87.4
15046	1,300	410.0	488.0
15049	112	118.0	124.7
15065	1,440	115.0	201.4
15091	290	480.0	497.4
15092	650	530.0	569.0
15096	2,820	133.0	302.2
15112	657	42.2	81.6
15137	548	78.2	111.1
15144	507	41.9	72.3
15149	281	176.0	192.9
15150	373	106.0	128.4
15151	259	144.0	159.5
15167	521	26.9	58.2
15181	107	113.0	119.4
15184	157	109.0	118.4
15194	1,230	203.0	276.8
15195	580	72.5	107.3
15196	899	37.6	91.5
15198	614	40.6	77.4
15202	23	108.0	109.4
15209	1,550	40.7	133.7

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. The samples are prepared in Durango, Mexico, by SGS Laboratories and shipped to the SGS laboratory in Toronto, Canada, for analyses. The Company maintains a diligent QA/QC program using prepared standards. Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is an aggressive exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .